Exhibit (d)(3)

EXCLUSIVITY AGREEMENT

January 18, 2018

Dear Mike and Mike,

In conjunction with our Final Proposal (the “Final Proposal”) dated as of January 18, 2018, regarding a possible transaction (the “Transaction”) between Key Technology, Inc. (“Key” or the “Company”) and Duravant LLC (“Duravant”), Key agrees to enter into this exclusivity agreement (the “Exclusivity Agreement”) as set forth below for the Exclusivity Period (as defined below).

“Exclusivity Period” means the period beginning from January 22, 2018 until the earlier of (a) January 29, 2018, or (b) the execution of a definitive acquisition agreement between Key and an entity controlled by Duravant regarding a Transaction.

Our initial interest in pursuing the Transaction at the value set forth in the Final Proposal is subject to the satisfaction of, among other things, the conditions set forth in the Final Proposal. In order for Duravant to evaluate and pursue the Transaction and complete the above process, Duravant will have to invest a significant amount of time and expense. In consideration of the necessary time and expense, the parties hereto agree as follows.

(1) During the Exclusivity Period, Key agrees, and Key shall cause its officers, directors, employees, advisors, affiliates, agents and representatives (“Representatives”), not to, directly or indirectly, (i) solicit, facilitate or initiate, or encourage the submission of, proposals, inquiries or offers relating to, (ii) respond to any submissions, proposals, inquiries or offers relating to, (iii) participate or engage in any negotiations or discussions with any person relating to, (iv) otherwise cooperate in any way with or facilitate in any way (including, without limitation, by providing information) any person other than Duravant or (v) enter into any agreement or agreement in principle in connection with any acquisition, merger, business combination, recapitalization, consolidation, liquidation, dissolution, disposition or similar transaction involving (x) all or any material portion of Key, or any business, securities or assets that are material to Key’s business (other than sales of inventory in the ordinary course of business) or (y) issuance of equity interests in Key or any of its subsidiaries, in each case, without first obtaining the written approval of Duravant. In addition, Key shall immediately cease any of the foregoing other than with Duravant. Key represents and warrants that it is not restricted by or subject to any other exclusivity agreements. The provisions of this paragraph shall be binding and shall remain in effect through and including the last day of the Exclusivity Period. Key shall be responsible for any action (or inaction) by Key’s Representatives (which shall include Robert M. Averick, the Kokino Clients (as defined in Key’s Proxy Statement on Schedule 14A for the Annual Meeting of Shareholders to be held on February 7, 2018) or any of their respective affiliates or associates.

(2) During the Exclusivity Period, Key will (i) afford to Duravant and its advisors and representatives access, at reasonable times upon reasonable prior notice, subject to coordination with Key, to the officers, employees, agents, properties, offices and other facilities, customers and suppliers of Key and its subsidiaries and to its and their books and records and (ii) furnish promptly to Duravant and its advisors and representatives such information concerning the properties, contracts, records and personnel

(including financial, operating and other data and information) related to the Key business as may be reasonably requested, from time to time, by or on behalf of Duravant; provided, that advisors and representatives of Duravant comply with the provisions of the confidentiality agreement dated October 9, 2017 (the “Confidentiality Agreement”). All information provided to Duravant and its advisors and representatives pursuant hereto shall be deemed to be “Confidential Information” as that term is defined in the Confidentiality Agreement but subject to the exclusions and exceptions described therein.

This Exclusivity Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to the conflict of laws principles thereof). Each of Key and Duravant acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Exclusivity Agreement by any of them and that any such breach would cause the non-breaching party irreparable harm. Accordingly, each of Key and Duravant agrees that in the event of any breach or threatened breach of this Exclusivity Agreement by the other party, the non-breaching party, in addition to any other remedies at law or in equity it or they may have, shall be entitled to seek equitable relief, including injunctive relief and specific performance, without the requirement of posting a bond or other security.

This Exclusivity Agreement is delivered to you with the understanding and on the condition that neither this Exclusivity Agreement nor its substance shall be disclosed publicly or privately except with the written permission of Duravant and Key.

For purposes of clarification, the foregoing does not purport to be and does not constitute an agreement between the parties to enter into any transaction.

Please acknowledge agreement and acceptance of the foregoing by signing in the space indicated below.

Sincerely,

On Behalf of Duravant LLC

/s/ Michael J. Kachmer
Michael J. Kachmer
President and Chief Executive Officer

Agreed and accepted:

Key Technology, Inc.

By: /s/ John J. Ehren

Name: John J. Ehren
Title: President and Chief Executive Officer

Date accepted: 1/23/18